Exhibit 99.1

SolarBank Announces 2024 Highlights

$49.5 Million USD Transaction with Qcells

$45 Million Valued Acquisition of Solar Flow-Through Funds Ltd.

$25.8 Million Royal Bank of Canada Project Finance Facility

Nasdaq Global Market and Cboe Canada Listings

Toronto, Ontario, January 29, 2025 — SolarBank Corporation (Nasdaq: SUUN; Cboe CA: SUNN; FSE: GY2) (“SolarBank” or the “Company”) today announces highlights and new milestones reached during the 2024 calendar year. The company remains committed to pioneering the design, delivery, and management of safe, reliable, and clean energy sources throughout North America.

Over $67.5 Million USD Committed by Strategic and Financial Partners:

●	US$49.5 Million transaction with Qcells for the sale and subsequent construction of four solar projects in New York State. The projects will utilize Qcells modules manufactured in the USA. Nearly $2.8 billion USD is being invested by Qcells to boost U.S. domestic solar manufacturing and innovation to support and accelerate the U.S. clean energy transition

●	$25.8 Million Royal Bank of Canada Project Finance facility to be used to develop and construct two battery energy storage projects acquired as part of the Solar Flow-Through Funds Ltd. acquisition

Corporate Development:

●	Nasdaq Listing - The Company began trading on the Nasdaq Global Market on April 8, 2024. SolarBank has qualified under the Nasdaq Global Market® tier, which has the second highest eligibility requirements

●	Cboe Canada – The Company listed for trading on February 14, 2024. In North America, Cboe’s U.S. and Canadian equities trading venues handle over $67 billion USD combined in average daily notional value (ADNV)

●	Board Expansion - SolarBank appointed Chelsea L. Nickles to its board of directors as an independent director. Ms. Nickles is a renewable energy professional with over 20 years of experience contributing to a net zero world. For nearly the past decade, Ms. Nickles has been focusing on developing offshore wind projects in multiple jurisdictions with Ørsted, the global leader in offshore wind. Ms. Nickels currently holds the title of Director with Ørsted and serves as a director for several offshore wind companies where she helps to steer their success

●	Key Acquisition - The Company closed its acquisition of Solar Flow-Through Funds Ltd. (“SFF”). This transaction valued SFF at up to $45M but the consideration payable excludes the common shares of SFF currently held by the Company

●	New Strategic Focus to Include Data Center Colocation - The Company announced that in alignment with its commitment to harnessing clean energy technologies, SolarBank intends to pursue opportunities as a developer, owner, and strategic partner in data center infrastructure, supporting the demand for high-performance, sustainable energy solutions within the emerging AI and data center sectors

Marquis Power Projects Underway:

●	$41 million USD transaction with Honeywell International Inc. (“Honeywell”) sees mechanical completion reached on the SB-1, SB-2 and SB-3 Community Solar Projects acquired by Honeywell. The projects are being constructed under an engineering, procurement, and construction (“EPC”) Contract with SolarBank. SolarBank also expects that it will retain an operations and maintenance contract for the projects following the completion of construction

●	Fiera Real Estate Transaction. The Company has commenced construction on a 1.4 MW DC rooftop solar project for Fiera Real Estate (“Fiera”) in Alberta as a pilot project. Fiera Real Estate is a leading investment management company that globally manages over $7.0 billion USD of commercial real estate through a range of investment funds and accounts as of December 31, 2023. The project represents SolarBank’s first construction project for Fiera, with more expected.

Other Operational Highlights

●	January 2024: SolarBank completed mechanical construction on the 3.7 MW DC Geddes project being developed by the Company in Geddes, New York. The project is expected to provide green energy to 500 homes once operational. The Company intends to own and operate the Geddes project

●	January 2024: SolarBank executed a lease agreement on a site in Greenville, New York. SolarBank intends to develop two 7 MW DC (14 MW DC total) ground-mount solar power projects on the site. The project is expected to operate as a community solar site, selling credits to subscribers. 1,600 homes are expected to receive green energy once the system is operational. The Company believes these projects will be eligible for incentives under the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program

●	January 2024: SolarBank executed a lease agreement on a 15-acre site in Nassau, New York. SolarBank intends to develop a 3 MW DC ground-mount solar power project on the site which is expected to operate as a community solar site, selling credits to subscribers. 350 homes are expected to receive green energy once the system is operational. The Project is expected to be eligible for incentives under the NYSERDA NY-Sun Program

●	February 2024: SolarBank executed lease agreements on two closed landfill sites located in Skaneateles, New York and Lewiston, New York, respectively. The Company intends to develop three ground-mount community solar projects across the two sites with a capacity of 19.3 MW DC. The project is expected to operate as a community solar site, selling credits to subscribers. 2,260 homes are expected to receive green energy once the system is operational. The Company’s subsidiary was the successful proponent in an RFP from the private owner of the sites. The projects are expected to be eligible for incentives under the NYSERDA NY-Sun Program

●	April 2024: SolarBank closed its previously announced acquisition of a development stage solar project located in the Town of Camillus, New York on a closed landfill from Storke Renewables, LLC. SolarBank intends to develop a 3.15 MW DC ground-mount solar power project on the site that will operate as a community solar project. 360 homes are expected to receive green energy once the system is operational. The project is expected to be eligible for incentives under the NYSERDA NY-Sun Program

●	April 2024: SolarBank partnered with TriMac Engineering of Sydney, Nova Scotia to develop a 10 MW DC community solar garden in the rural community of Enon, Nova Scotia, and three 7 MW DC projects in Sydney, Halifax and Annapolis, Nova Scotia respectively (the “Projects”). The Projects are being developed under a Community Solar Program announced by the Government of Nova Scotia on March 1, 2024, and owned by AI Renewable Fund. 4,000 homes are expected to receive green energy once the system is operational

●	June 2024: The Company entered into a loan agreement with Seminole Financial Services, LLC for an initial US$2,600,000 construction to mini-perm loan used to complete construction of the Geddes Project located in Upstate, New York

●	July 2024: Provided an update on its 3.25 MW DC ground-mount solar power project located in the Town of Camillus, New York on a closed landfill. The project has now received its plan approval and special use permit from the town of Camillus

●	August 2024: The Company announced that it intends to develop a 7 MW DC ground-mount solar power project known as the Oak Orchard project located in Clay, New York

●	September 2024: The Company announced it intends to develop a 5.4 MW DC ground-mount solar power project known as the Boyle project located in Broome County, New York. The project is expected to employ agrivoltaics (the dual use of land for solar energy production and agriculture) including sheep grazing with a local agricultural partner

●	September 2024: The Company announced it intends to develop a 7 MW DC ground-mount solar power project known as the Hwy 28 project on a 45-acre site located in Middletown, New York

●	October 2024: The Company announced it intends to develop a 2.9 MW DC ground-mount solar power project known as the Silver Springs project located in Gainesville, New York

●	October 2024: The Company announced intention to develop a three-project plan totalling 24.8 MW DC in Pennsylvania. Subject to approval of legislation by the Pennsylvania government, the Company intends to develop community solar projects on the sites

●	October 2024: The Company announced it intends to develop a 7.2 MW DC ground-mount solar power project known as the North Main project located in Wyoming County, New York

●	November 2024: The Company announced it intends to develop a 3.1 MW DC ground-mount solar power project known as the West Petpeswick project located in Nova Scotia

Dr. Richard Lu, CEO of SolarBank said: “We experienced another year of tremendous growth and accomplishments in 2024 with a number of significant milestones achieved, including project completions, major acquisitions, execution on the development pipeline, major project sales and senior stock exchange listings. We predict continued forward momentum on these projects and new initiatives, on all of which we will provide ongoing updates as appropriate.”

Risk Factors

There are several risks associated with the development of the projects detailed in this press release. The development of any project is subject to the continued availability of third-party financing arrangements for the project owners and the risks associated with the construction of a solar power project. There is no certainty the projects disclosed in this press release will be completed on schedule or that they will operate in accordance with their design capacity. If the EPC agreements are terminated, then SolarBank will not realize the full contract value. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic.

SolarBank is expanding into the data center industry, but it does not currently have any data center projects under development or that it has secured rights to. SolarBank does not have any contracts with the parties mentioned in this news release. It is in discussions with various other parties regarding potential data center opportunities and will provide details in a future news release if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identifying a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center.

Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release. Please also refer to SolarBank’s filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov for additional information on the matters disclosed in this press release.

Where applicable Canadian dollar amounts have been converted to US dollars using an exchange rate of Cdn$1.00: US$0.70.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, visit www.solarbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the number of homes expected to be powered by the Company’s development projects; the reduction of carbon emissions; the receipt of incentives for the projects; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form for the most recently completed financial year, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

Company Contact

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

Corporate Communications Contact:

IBN

Austin, Texas

www.InvestorBrandNetwork.com

512.354.7000 Office

Editor@InvestorBrandNetwork.com